UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-35755

Bit Brother Limited

(Translation of registrant’s name into English)

Room 910, Building 1, Huitong Building,

No.168, Hehua Road, Hehuayuan Street,

Furong District, Changsha City, Hunan Province

People’s Republic of China

+86 0731-85133570

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

Bit Brother Limited, a British Virgin Islands company (the “Company”) held its special meeting of shareholders at 10:00 a.m., February 14, 2022, E.T. (10:00 p.m., February 14, 2022, Beijing time) at its principal executive offices in Hunan, China. Holders of 59,491,344 shares of the Company's ordinary shares were present in person or by proxy at the special meeting, representing approximately 58.58% of the total 101,547,794 outstanding ordinary shares and therefore constituting a quorum of more than twenty percent of the shares outstanding and entitled to vote at the special meeting as of the record date of November 29, 2021. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Approval of the Amendment to the Amended and Restated Memorandum and Articles of Association

The shareholders approved the proposal. No broker non-votes are counted.

For	Against	Abstain
58,552,163	921,833	17,348

2.	Approval of the Re-designation of Shares

The shareholders approved the proposal. No broker non-votes are counted.

For	Against	Abstain
58,529,790	946,156	15,398

3.	Approval of the Amendment to the Company’s 2021 Equity Incentive Plan

The shareholders approved the proposal. No broker non-votes are counted.

For	Against	Abstain
58,586,729	883,331	21,284

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 15, 2022

BIT BROTHER LIMITED

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman of the Board of Directors

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